SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Press Release dated March 10, 2003 titled, “Nortel Inversora S.A. Announces Consolidated Results for the Fiscal Year Ended December 31, 2002”.

ITEM 1

NORTEL INVERSORA S.A.

FREE TRANSLATION

Contacts:

Elvira Cosentino	Kevin Kirkeby
Gennaro Bizzarro
Nortel Inversora S.A.	Gia Podobinski
(5411) 4 968-3630	Golin/Harris
(212) 697-9191

NORTEL INVERSORA S.A.

ANNOUNCES CONSOLIDATED

RESULTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

Buenos Aires, March 10, 2003—Nortel Inversora S.A. (NYSE: NTL), whose sole substantial activity is owning 54.741682% of the stock of Telecom Argentina STET-France Telecom S.A. (“Telecom”) and whose sole substantial source of cash income is cash dividends and other distributions paid on such stock, today announced consolidated net income of Ps. (2,385) million for the fiscal year ended December 31, 2002.

Nortel’s consolidated financial results for the fiscal year ended December 31, 2002 are substantially identical to Telecom’s results for the same period, after accounting for minority interest and financial income and expenses at the holding company level.

The main factors contributing to the decline in margins were: a) the current economic environment in Argentina, including the devaluation and subsequent volatility in the peso plus the inability of Telecom to increase regulated tariffs after the” pesification “of such tariffs at the rate of US$1=1 Peso enforced by the Argentine Government, b) the effects of the inflation adjustment described below c) the decrease in traffic in the basic telephony business (mainly in the domestic and international long distance services and interconnection services), and d) the declines in both traffic and average revenue per user in the cellular business. All the factors have affected the consolidated revenues of the Company.

The Company has accounted for the effects of inflation adjustment adopted by Resolution 415/02 of the CNV for fiscal years beginning January 1, 2002. The resolution stated that the figures corresponding to previous fiscal years should be considered in constant pesos of December 31,2001. Therefore, the Company has restated the figures corresponding to December 31, 2001, presented herein for comparative purposes, using an adjustment factor of 2.1821 which represents the wholesale rate of inflation during the twelve months of 2002. Accordingly, the figures corresponding to the twelve months period ended December 31, 2002 and 4Q02 include the effects of the adoption of inflationary accounting.

The Ordinary Shareholders’ Meeting of the Company held on April 25, 2002 resolved to carry forward the retained earnings for the fiscal year ended December 31, 2001 after the legal reserve had been provided for, as a result of insufficient funds with which to pay dividends. Similarly, the Ordinary Shareholders’ Meeting of Telecom held on April 24, 2002 resolved to carry forward the total of its retained earnings.

For the same reasons, the Ordinary Shareholders’ Meeting of the Company resolved to not pay the scheduled redemption of the Class A Preferred Shares for the fiscal year ended December 31, 2001. As a result, the Class A Preferred Shareholders obtained the right to vote, in accordance with the terms and conditions of issuance of the Class A Preferred Shares. Their right to vote was exercised in the Special Meeting of Class A Preferred Shareholders held on April 25, 2002, where these shareholders elected a new director of the Company.

On August 6th, 2002, the Board of Directors received a letter from certain Class B Preferred Shareholders in which such shareholders demand, as a result of the noncompliance with the covenant contained in Section 9(f) of the terms of issuance of the Class B Preferred Shares (which refers to the ratio noted in Note 7 to the financial statements), to call a Special Meeting of Class A and B Preferred shareholders in order to, among other things, elect a director and an alternate director by these shareholders in joint manner.

On September 13th 2002, the Special Shareholders Meeting for Preferred A and B shareholders was held in which a regular Director and an alternate Director was jointly appointed by Class A and B Preferred Shareholders.

FINANCIAL TABLES BELOW

NORTEL INVERSORA S.A.

FISCAL YEAR ENDED DECEMBER 31, 2002

(In millions of Argentine pesos, except statistical and ratio data)

Consolidated Balance Sheet
	2002	2001

Current assets	2.112	2.646
Non-current assets	10.755	11.821

Total assets	12.867	14.467
Current liabilities	11.675	3.995
Non-current liabilities	343	5.279
Total liabilities	12.018	9.274
Minority interests	368	2.363
Temporary differences from traslation	36	—
Total shareholders’ equity	445	2.830

Total liabilities and shareholder’s equity	12.867	14.467

Consolidated Income Statement
	2002	2001

Net revenues	3.983	7.004
Cost of services provided administrative and selling expenses	(4.189)	(6.107)

Operating Profit	(206)	897
Equity lost from related companies	(23)	(6)
Amortization of goodwill	(10)	(18)
Financial and holding results	(5.262)	(503)
Other, net	(173)	(129)
Unusual losses	—	(33)
Income tax	1.294	(111)
Minority interest	1.995	(44)

Net Income	(2.385)	53

Ratios
	2002	2001

Liquidity
Indebtedness	0.18	0.66
	14.78	1.79

María Elvira Cosentino

General Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

By:	/s/ MARIA ELVIRA COSENTINO
Name: Maria Elvira Cosentino Title: General Manager and Sole Officer

Date:    March 10, 2003